Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

CNBC Squawk Alley Interview, February 25, 2020, Intuit Acquires Credit Karma; Deal for $7.1B in Cash and Stock – 8:15 AM PST

Jon Fortt, CNBC: Elsewhere in the market, shares of Intuit holding onto gains after earnings posting a big beat on the top and bottom lines. Also announcing plans to acquire Credit Karma for $7.1 billion, by far the largest acquisition that company has ever made. Joining us now exclusively, Inuit CEO Sasan Goodarzi along with Credit Karma Founder and CEO Ken Lin. Guys, good morning.

Sasan Goodarzi, Intuit CEO: Good morning.

Ken Lin, Credit Karma Founder and CEO: Good morning.

Jon Fortt, CNBC: Sasan, I want to talk a lot about this acquisition, but first given what’s been happening in the markets, got to ask you about that. Intuit has really unprecedented insight into small and medium business activity and I’m wondering at this point given what we saw with the phase one trade deal with China over the last several weeks, given what we’re seeing with Coronavirus, have you seen notable changes in business activity because of that?

Sasan Goodarzi, Intuit CEO: You know we continue to see strength. There’s a few things that we look at. It’s our charge volume, whether or not consumers are continuing to spend with small businesses, it’s payroll data and then the lending that we do. And across the board, we’re continuing to see strength and no changes.

Jon Fortt, CNBC: Wow, okay. To talk about this deal now. By my count, by far the biggest ever. Demand Force was less than half a billion dollars. This is fourteen, fifteen times bigger. Nearly 10% of your market cap and yet the stock is still up. Did you go to large investors beforehand and explain this to them? Because I know your earnings were good and all, but this is a big purchase for investors to be backing you this morning.

Sasan Goodarzi, Intuit CEO: Yeah, I tell you, we could not be more excited about the partnership with Credit Karma. We did not go to investors ahead of time. I think everyone sees that this is an opportunity to grow our TAM. It’s a strategic fit. We’re acquiring a company that’s accretive to the company’s growth, and there are things we’re going to be able to do together for consumers that I think are going to be absolutely remarkable and power the economy. So I think that’s the excitement that’s showing up in the stock.

Jon Fortt, CNBC: Now correct me if I get any of this wrong, Sasan. But Credit Karma had nearly a billion dollars in revenue last year, growing about 20%, which is about twice as fast as Intuit’s existing consumer group. You’re paying a little more than 7x revenue and you say this is going to be non-GAAP accretive to earnings in the first full fiscal year of closing. That suggests to me that Credit Karma was your number one challenger in the consumer space. Given what’s happening right now with lawmakers and regulators being concerned that innovation is being stifled by big companies buying smaller ones, why is this not that?

Sasan Goodarzi, Intuit CEO: You know, we set a goal for the company about a year ago to double household savings for anyone that’s on our platform. And the United States today, that’s 7%, and we’ve set a bold goal by 2025 that we want to take that to 14%. And really what this combination does is it allows us to create a financial assistant in the pocket of consumers. It puts the power of their data in their hands and creates much more choice, and actually much more competition. And so what that means is, now that they have their spending data, their income data, their credit history and their life situations in their hands, now they can get pre-approved for car loans, home loans, personal loans. And then going beyond that and getting the best credit card rates, savings accounts, getting early access to their paycheck money. So this is really about creating choice for consumers and helping them save money and we just think that’s nothing but upside for consumers and ultimately it could continue to power the economy.

Jon Fortt, CNBC: Gotcha. Let me come at that another way. You mentioned data—Intuit already has a ton of it. What is your promise about with this combination especially, how that data will be used, how it will be shared between existing Intuit and Credit Karma in case anybody’s got concerns about that sort of thing.

Sasan Goodarzi, Intuit CEO: Yeah it’s a great question. You know, long before we started talking about data and privacy, ten plus years ago, we set in place data stewardship principles. And the principles are it’s the customers’ data not ours. We do not sell their data. And we only use their data for their benefit with their consent. And so that is ever more so important today. And one of the many things we love about Credit Karma is they take customers data and privacy very seriously so the combination of those two elements around data stewardship principles is actually why we have such incredibly trusted brands in the marketplace and we continue to focus on doubling down on that as we look ahead.

Jon Fortt, CNBC: Speaking of Credit Karma, let’s bring in Ken Lin. Ken, good to see you. You started Credit Karma in 2007, a year after Mint started. Intuit bought that in 2009 for $170 million. You’re getting 41x what Mint got. I don’t know if you want to talk patience, adaptability, what’s the lesson for entrepreneurs here?

Kenneth Lin, Credit Karma Founder and CEO: I think it’s certainly around doing something that’s important and for us it’s about mission and grit and going after that mission and doing the right thing. I think it’s important to build a company that has a goal and for us it was never about an IPO, never about getting sold, but doing something and fulfilling a consumer promise and I think that’s a success. I think if you have a north star that orients to something that’s meaningful, eventually good things happen.

Jon Fortt, CNBC: You say the goal wasn’t an IPO Ken, you’re getting $7.1 billion half cash, half stock, but I’m sitting on the floor of the New York Stock Exchange where a lot of people are going to see this as one that got away. Bill.com went public here at about half the valuation that you’re getting here. Why not go public?

Kenneth Lin, Credit Karma Founder and CEO: Well again for us as a company that’s focused on a mission, we always said the IPO was a tool in terms of helping consumers benefit. And you know, we didn’t need the capital. And at the end of the day, the partnership with Intuit, our ability to help consumers and the data that it will create that was the most meaningful thing and that’s what gets us excited.

Jon Fortt, CNBC: Well, speaking of the future, talk to me about artificial intelligence. Sasan has talked a lot about that, not just within TurboTax but across the whole consumer mission on how that’s going to benefit consumers, pull things forward. What conversations have you guys had about AI and how that’s going to grow in this combined effort to benefit your users?

Kenneth Lin, Credit Karma Founder and CEO: Well if you take a look at how banks are using artificial intelligence modeling, really consumers are at a disadvantage. There are so many variables that go into what products people qualify for. It is very hard for consumers to understand what is best for them. And I think between the combination of Intuit and Credit Karma what we will be able to do is provide consumers with real certainty on which products they qualify for. We’ll be able to simplify the application process, and we’ll be able to remove a lot of the friction that keeps people from doing the right thing for their finances and I think that’s the opportunity here.

Jon Fortt, CNBC: Alright, big day for Intuit and Credit Karma. Huge day I would argue for fintech, guys, and tax season right around the corner. Sasan, Ken, thanks for being with us.

Sasan Goodarzi, Intuit CEO: Thank you, Jon.

Kenneth Lin, Credit Karma Founder and CEO: Thank you.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements and information usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, without limitation, the following: failure to obtain required regulatory approvals in a timely manner or otherwise; failure to satisfy any closing conditions to the proposed acquisition of Credit Karma, Inc.; risks associated with tax liabilities or changes in U.S. federal tax laws or interpretations to which the proposed transaction with Credit Karma, Inc. or parties thereto are subject; failure to successfully integrate any new business; failure to realize anticipated benefits of any combined operations; unanticipated costs of acquiring or integrating Credit Karma, Inc.; potential impact of announcement or consummation of the proposed acquisition on relationships with third parties, including employees, customers, partners and competitors; inability to retain key personnel; changes in legislation or government regulations affecting the acquisition or the parties; and economic, social or political conditions that could adversely affect the acquisition or the parties. More details about these and other risks that may impact our business are included in our Form 10-K for fiscal 2019 and in our other SEC filings. You can locate these reports through our website at http://investors.intuit.com. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Intuit will file with the SEC a registration statement on Form S-4, which will include the prospectus of Intuit (the “prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTUIT, CREDIT KARMA, INC., THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC on Intuit’s website at http://investors.intuit.com.